SCHEDULE 13D

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

NET 1 UEPS TECHNOLOGIES, INC.

 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

64107N206

(CUSIP Number)

Antony Ball
c/o Brait S.A.
180 rue des Aubepines
L-1145, Luxembourg
(352269) 255-2180

With a copy to:

Jaime Mercado, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 5, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64107N206

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) South African Private Equity Fund III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person (See Instructions) PN

CUSIP No.: 64107N206

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SAPEF G.P. Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person (See Instructions) IV

CUSIP No.: 64107N206

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Capital Partners Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person (See Instructions) IV

CUSIP No.: 64107N206

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brait S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions) NA
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13	Percent of Class Represented by Amount in Row (11) -0-
14	Type of Reporting Person (See Instructions) IV

TABLE OF CONTENTS

Item 2.

Identity and Background.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 5.

Interest in Securities of the Issuer.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SIGNATURE

This Statement constitutes Amendment No. 4 (“Amendment”) to the Statement on Schedule 13D (the “Original Schedule 13D”) originally filed on June 7, 2004 with the Securities and Exchange Commission (“SEC”) by the Reporting Persons (as defined herein) and relates to Common Stock, par value $0.001 per share (“Common Stock”), of Net 1 UEPS Technologies, Inc. (the “Issuer”). This Amendment is being filed to report that, pursuant to the Stock Repurchase Agreement (defined herein and more fully described in Item 6 below), the Reporting Persons agreed to sell 9,221,526 shares of Common Stock reported herein (the “Shares”) to the Issuer. Except as modified herein, the Original Schedule 13D is unmodified.

Item 2. Identity and Background.

This Amendment is being filed on behalf of:

(i) South African Private Equity Fund III L.P., a Cayman Islands limited partnership (“SAPEF III Fund”);

(ii) SAPEF G.P. Limited, a Cayman Islands limited company (“SAPEF G.P.”), in its capacity as the general partner of SAPEF III Fund;

(iii) Capital Partners Group Holdings Limited, a Mauritius private company (“Capital Partners”), in its capacity as a shareholder of SAPEF G.P. and the parent company of Brait International Limited (“Brait”); and

(iv) Brait S.A., a Luxembourg company (“Brait S.A.”), in its capacity as the parent company of Capital Partners (together with SAPEF III Fund, SAPEF G.P. and Capital Partners, the “Reporting Persons”).

This Amendment relates to Shares held by the Reporting Persons.

The address and principal place of business of each of SAPEF III Fund and SAPEF G.P. is Walker House, P.O. Box 908, George Town, Grand Cayman, Cayman Islands. The address and principal place of business of Capital Partners is Suite 520 5th floor Barkley Wharf Le Caudan Waterfront Port Louis Mauritius. The address and principal place of business of Brait S.A. is 180 rue des Aubepines, L-1145, Luxembourg. Each of SAPEF III Fund, SAPEF G.P. and Capital Partners is engaged principally in the business of investing in other companies either directly or through partnerships, and limited liability companies. Brait S.A. is an investment holding company whose affiliates are engaged in a variety of financial services activities.

Certain information regarding the Reporting Persons' directors and executive officers is set forth in Annex A hereto, which is incorporated by reference herein. The citizenships of all of these individuals are listed in Annex A.

During the last five years, neither the Reporting Persons nor any of the individuals listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The amount of consideration received by the Reporting Persons in connection with the stock repurchase is a per share purchase price of $13.50, which shall be payable in South African Rand (“ZAR”) at an exchange rate of ZAR 7.85:$1.00, resulting in an aggregate purchase price of ZAR 977,251,218.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

The filing of this Amendment shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Amendment. In addition, the filing of this Amendment shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Amendment for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

(a)  SAPEF III Fund beneficially owns 0 Shares.

SAPEF G.P., in its capacity as general partner of SAPEF III Fund, may be deemed to be the beneficial owner of 0 Shares.

Capital Partners may be deemed to be the beneficial owner of 0 Shares.

Brait S.A. may be deemed to be the beneficial owner of 0 Shares.

(b)  SAPEF G.P., in its capacity as general partner of SAPEF III Fund, has discretionary authority and control over all of the assets of SAPEF III Fund, including the power to vote and dispose of the Shares. Therefore, SAPEF G.P. may be deemed to have sole power to direct the voting and disposition of 0 Shares.

Capital Partners, in its capacity as a shareholder of SAPEF G.P., and its capacity as the parent company of Brait, has discretionary authority and control over all of the assets of SAPEF G.P. and Brait including the power to vote and dispose of the Shares. Therefore, Capital Partners may be deemed to have sole power to direct the voting and disposition of 0 Shares.

Brait S.A., in its capacity as the parent company of Capital Partners has discretionary authority and control over all of the assets of Capital Partners, including the power to vote and dispose of the Shares. Therefore, Brait S.A. may be deemed to have sole power to direct the voting and disposition of 0 Shares.

(c)  Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.

(d)  The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.

(e)  The Reporting Persons ceased to be the beneficial owner of more than 5% of the total number of shares of Common Stock outstanding on August 5, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

On July 28, 2009, the Issuer entered into a Stock Repurchase Agreement (the “Stock Repurchase Agreement”) with SAPEF III Fund and Brait (the “Sellers”).  Pursuant to the terms of the Stock Repurchase Agreement, the Issuer agreed to purchase, or cause any subsidiary of the Issuer to purchase, 9,221,526 shares of the Common Stock, held by the Sellers for a per share purchase price of $13.50 which shall be payable in South African Rand at an exchange rate of ZAR 7.85: $1.00, resulting in an aggregate purchase price of ZAR 977,251,218.

The foregoing description of the Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by the terms of that agreement.

Except as described above and elsewhere in this Amendment, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by SAPEF III Fund and Brait.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  August 7, 2009

SOUTH AFRICAN PRIVATE EQUITY FUND III L.P.

By:

SAPEF G.P. Limited, its General Partner

By:

/s/ Dhanraj Boodhoo

Name: Dhanraj Boodhoo

Title: Director

SAPEF G.P. LIMITED

By:

/s/ Dhanraj Boodhoo

Name: Dhanraj Boodhoo

Title: Director

CAPITAL PARTNERS GROUP HOLDINGS LIMITED

By:

/s/ Dhanraj Boodhoo

Name: Dhanraj Boodhoo

Title: Director

BRAIT S.A.

By:

/s/ Antony Ball

Name: Antony Ball

Title: Executive Chairman

Annex A

The name, business addresses, and present principal occupations of the directors and executive officers of each of SAPEF G.P., Capital Partners and Brait S.A. are set forth below.

Name Country of Citizenship	Business Address	Present Principal Occupation or Employment

SAPEF G.P.:
D. Boodhoo Mauritius	Suite 520, 5th Floor	Brait International Ltd.
Barkly Wharf, Caudan Waterfront, Port Louis, Mauritius

B. Childs United Kingdom	Suite 520, 5th Floor	Brait International Ltd.
Barkly Wharf, Caudan Waterfront, Port Louis, Mauritius

H. Schibli Switzerland	19 Baarerstrasse, CH-6304 Zug, Switzerland	Benfid Verwaltungs AG

CAPITAL PARTNERS:
B. Childs United Kingdom	Suite 520, 5th Floor	Brait International Ltd.
Barkly Wharf, Caudan Waterfront, Port Louis, Mauritius

H. Schibli Switzerland	19 Baarerstrasse, CH-6304 Zug, Switzerland	Benfid Verwaltungs AG

BRAIT S.A.:
M. King South Africa	9 Fricker Road,	Legal Counsel
Illovo Boulevard, Illovo 2196 South Africa

A. Ball South Africa	9 Fricker Road,	Brait S.A.
Illovo Boulevard, Illovo 2196 South Africa

P. Beecroft United Kingdom	33 Jermyn Street London SW1Y 6DN U.K.	Apax Partners

B. Childs United Kingdom	Suite 520, 5th Floor	Brait International Ltd.
Barkly Wharf, Caudan Waterfront, Port Louis, Mauritius

J. Bodoni Luxembourg	69 route d'Esch L-2953 Luxembourg	Dexia Banque Internationale a Luxembourg

J. Gnodde South Africa	9 Fricker Road,	Brait S.A.
Illovo Boulevard, Illovo 2196 South Africa

S. Sithole South Africa	9 Fricker Road,	Brait S.A.
Illovo Boulevard, Illovo 2196 South Africa

R. Koch United Kingdom	Rua Dr. Silvestre Falcao N 15 1 Posterior 8800-412 Tavia Portugal	Author

A. Rosenzweig The Netherlands	9th Floor,	Active International
1 Blue Hill Plaza, Pearl River, New York 10965 United States

H. Troskie The Netherlands	6 rue Adolphe Fischer	Maitland Luxembourg
L - 1520 Luxembourg

S. Weber Luxembourg	3 rue Pletzer L-8080	Traxys Europe S.A.
Bertrange, Luxembourg

C.S. Seabrooke South Africa	9 Fricker Road,	Brait S.A.
Illovo Boulevard, Illovo 2196 South Africa